Valero Energy Corporation

Vote Yes: Proposal #4 “Report On Near- And Long-Term Greenhouse Gas Emissions Targets”

Annual Meeting: April 28, 2022

CONTACT: Mary Minette, Mercy Investment Services | mminette@mercyinvestments.org

SUMMARY

As long-term investors in Valero Energy (“Valero” or “the Company”), we are concerned that the Company is not adequately managing the risk that climate change poses to its core business of refining and selling fossil fuels. Without targets to ensure that it is reducing not only its operational emissions but also the emissions associated with its products, investors have no way to evaluate if Valero is taking advantage of opportunities to expand investments in innovative, lower-emission alternatives and managing its long-term climate risk. Accordingly, investors are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

Shareholders request Valero issue a report within a year, and annually thereafter, at reasonable expense and excluding confidential information, that discloses near- and long-term GHG reduction targets aligned with the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius, and a plan to achieve them. Reporting should cover the company’s full range of operational and supply chain emissions.

SUPPORTING STATEMENT

In assessing targets, we recommend, at management’s discretion:

• Taking into consideration approaches used by groups like the Science Based Targets initiative;

• Developing a low-carbon transition plan showing evidence of implementation to meet Valero’s goals;

• Considering support targets for renewable energy, energy efficiency, alternative fuels production and other measures deemed appropriate by management; and

• Committing to reduce local community health impacts from cumulative operational emissions.

RATIONALE FOR A YES VOTE

1)	Valero is falling behind its peers, who are both disclosing their full range of emissions (scopes 1, 2 and 3) and setting targets to reduce them. Valero does not disclose scope 3 emissions, and its only emissions target is limited in scope and term and relies on misleading offsets.

2)	Valero is failing to meet investor expectations for climate risk mitigation. Investors, including the largest investors in the market, increasingly expect companies to set full value chain targets for mitigating climate risk, aligned with achieving net-zero emissions by 2050 and aimed at limiting warming to 1.5 degrees Celsius.

3)	Without targets to guide future business plans and capital investments, Valero risks falling behind peers who are aggressively moving to take advantage of new business opportunities in low-carbon fuels and renewable energy.

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DISCUSSION

1)	Valero is falling behind its peers, who are both disclosing their full range of emissions, including scope 3 emissions, and setting targets to reduce them.

In the last year, Valero’s closest competitors in the U.S. market, Phillips 66 and Marathon Petroleum, have begun disclosing their scope 3 emissions from use of their fossil fuel products. Both companies have also set targets to begin reducing their scope 3 emissions. In addition, both have mid-term scope 1 and 2 targets that are more ambitious than Valero’s:

▪	Marathon Petroleum has pledged to reduce the intensity of its scope 1 and 2 emissions by 30 percent from 2014 levels. Its targets will be achieved through actual reductions, not offsets. The company also recently announced that it will reduce its absolute scope 3 emissions by 15 percent from 2019 levels by 2030.[1]
▪	Phillips 66 plans, by 2030, to reduce scope 1 and 2 emissions intensity from operations by 30 percent and scope 3 emissions intensity of its energy products by 15 percent, below 2019 levels. The company’s plan also does not include offsets as a means to reduce emissions.[2]

By contrast, Valero does not disclose its scope 3 emissions from use of its products. In its opposition statement to our proposal, Valero argues that “our large-scale production of low-carbon fuels contributes substantially toward the reduction of scope 3 emissions due to the lower carbon intensity associated with the feedstocks, production and the use of these products.” This statement seems to indicate that the Company can determine its scope 3 emissions from products yet chooses not to do so. It is worth noting that scope 3 emissions represent the vast majority of any refiner’s carbon footprint, and therefore constitute most of its climate risk exposure. For peers Marathon Petroleum and Phillips 66, scope 3 emissions are greater than 90% of the total greenhouse gas (GHG) emissions footprint. Valero's 2035 target, which covers only its operational emissions and relies heavily on offsets, would therefore seem to do little to actually address the company’s climate risk disclosure.3

Efficiency (i.e., reduction in scope 1 and 2 emissions, as opposed to “offsetting”) makes up a small portion of Valero’s 2035 target (2.4/32.3=7.4% reduction by 2035 compared to 2011 levels). This lacks ambition, not only in terms of timing but also in terms of reduction level. In addition, Valero reached its efficiency target (32.3-2.4 = 29.9 million metric tons CO2e) in 2019 and surpassed it in 2020 (scope 1 and 2 emissions combined are 29.5 million metric tons CO2e in 2019, and 27.5 million metric tons CO2e in 2020).4 This essentially means that until 2035 the Company will grow its fossil fuels business more than what it is able to gain in emissions reductions from efficiency measures.

A significant portion of Valero’s target will be reached using a combination of offsets and carbon capture and storage. While the Company’s ambitious carbon capture plans are a valid means to reduce emissions, interestingly, and questionably, Valero also uses the lower emissions profile of its low-carbon fuels products as an “offset” for scope 1 and 2 emissions.5 The production of low-carbon fuels leads to the reduction of emissions in the value chain of the Company, i.e. scope 3 emission reductions. Considering these emissions reductions as offsets to scope 1 and 2 emissions is misleading, as it would result in double counting. While low-carbon fuels lower the Company’s scope 3 emissions, they should not be used to counterbalance scope 1 and 2 operational emissions. Instead, this provides a rationale for the company to report and set a target to reduce its scope 3 emissions, which is where these reductions should be counted.

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1 https://www.marathonpetroleum.com/Operations/Renewable-Fuels/

2 https://investor.phillips66.com/financial-information/news-releases/news-release-details/2021/Phillips-66-Sets-Reduction-Targets-for-Greenhouse-Gas-Emissions/default.aspx

3 https://www.valero.com/responsibility/environmental-stewardship

4 https://www.valero.com/responsibility/environmental-stewardship

5 https://www.valero.com/responsibility/environmental-stewardship

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Additionally, a substantial part of Valero’s biofuels production “offsets” are corn-based ethanol.6 A recent study published in the Proceedings of the National Academy of Sciences found that the lifecycle emissions of corn ethanol are likely to be at least 24 percent higher than those of gasoline,7 further calling into question Valero’s use of its ethanol production as an offset.

Finally, the Company’s substantial low-carbon fuel production shows that Valero has at least a partial plan to reduce its scope 3 emissions, contrary to what the Company states in its opposition statement (“We think it is unwise to issue proclamations about distant future performance when there cannot be a clear line of sight on the strategy to achieve such goals”).

In sum, Valero’s limited 2035 target lags behind the plans articulated by its closest peers, lacks ambition, and is misleading.

2)	Valero is failing to meet investor expectations for climate risk mitigation.

Investors, including Mercy and our co-filers, increasingly expect companies to set targets to indicate that they are anticipating and managing the risks of climate change to their business and to ensure that the world is on track to meet the goals of the Paris Climate Agreement:

▪	At COP26 last November, the Glasgow Financial Alliance for Net Zero (GFANZ) announced that more than $130 trillion in private capital is “committed to transforming the economy for net zero” and achieving the 1.5 degree Celsius goal of the Paris Agreement by reducing their financed emissions. GFANZ members include banks, insurers, pension funds, asset managers, export credit agencies, stock exchanges, credit rating agencies, index providers and audit firms.[8]
▪	The Climate Action 100+ initiative, including large and small investors with a total of more than $60 trillion in assets under management, has established a Net-Zero Benchmark, asking companies to report all emissions in their value chains (i.e., including scope 3 emissions) and to set short-, medium- and long-term goals aligned with the 1.5 degree Celsius goal of the Paris Agreement. As a Climate Action 100+ company, Valero has been assessed using the Net-Zero Benchmark and failed to meet any of the benchmark requirements for setting targets.[9]
▪	The largest investors in the global market are increasingly asking companies to report all value chain emissions and set targets to reduce them. For example, BlackRock’s 2021 Engagement Priorities state:

We expect companies to articulate how they are aligned to a scenario in which global warming is limited to well below 2°C, consistent with a global aspiration to reach net-zero greenhouse gas (GHG) emissions by 2050. Companies should provide disclosures aligned with the four pillars of the TCFD framework, including scope 1 and scope 2 emissions, along with accompanying GHG emissions reduction targets. Carbon-intensive companies should also disclose scope 3 emissions.10

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6 https://www.valero.com/renewables/ethanol

7 https://www.pnas.org/content/119/9/e2101084119

8 https://www.gfanzero.com/press/amount-of-finance-committed-to-achieving-1-5c-now-at-scale-needed-to-deliver-the-transition/

9 https://www.climateaction100.org/company/valero-energy-corporation/

10 https://www.blackrock.com/us/individual/literature/publication/blk-stewardship-priorities-final.pdf. See also https://corporate.vanguard.com/content/dam/corp/research/pdf/Global%20investment%20stewardship%20principles_final_112021.pdf (“Where climate change is a material risk, Vanguard encourages companies to set targets that align with [the Paris Agreement’s] goals and to disclose them clearly”).

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Not only does Valero’s reporting of emissions fail to meet these investor expectations, but also the Company’s current, limited target does not align with the net-zero goals being set by many of its investors and lenders. Valero risks losing market share and access to capital as more institutions commit to align their lending and investments to net-zero goals.

3)     Without targets to guide future business plans and capital investments, Valero risks falling behind peers who are aggressively moving to take advantage of new business opportunities in low-carbon fuels and renewable energy (including batteries).

In its opposition statement, Valero notes that it is currently a leader in the production of ethanol and renewable diesel. However, these are considered “first generation” biofuels11 and will be difficult to scale up due to limitations in feedstocks.12 To meet an expanding market for low-carbon fuels, new technologies and feedstocks will need to be developed.

Valero’s peers are not only setting scope 3 targets, but those targets are also driving and informing investments in research and new technology. For example, Marathon Petroleum currently lags behind Valero in biofuel production, but its stated plans include “increasing the volume of renewable fuels we produce and market, seeking ways to expand use of renewable energy in our operations, and innovating and deploying emerging technologies that reduce environmental impact while enhancing business performance.” Marathon’s strategy includes a research subsidiary, Virent Inc., “using biobased feedstocks to create drop-in replacement fuels and chemicals.”13 Another example is Phillips 66’s recent acquisition of a stake in Novonix, a company that develops and supplies in-demand materials for lithium-ion batteries. According to Phillips 66’s CEO: “This strategic investment […] advances our commitment to pursue lower-carbon solutions while leveraging our leadership position and expertise in the specialty coke market"14

In contrast to peers, whose scope 3 targets are signaling a strong commitment to shift investment in their alternative fuel products, Valero plans to grow its low-carbon products only as an offset for the fossil fuel-based emissions from its operations. The Company asserts that its fossil fuel operations will be cost-competitive in and resilient to a carbon-constrained future.15 However, Wood Mackenzie found in their 2 °C and 1.5 °C ‘accelerated energy transition’ scenarios that refining faces continued rationalization as oil demand collapses, with gross refining margin indicators all negative by 2050. Survivors in this shrinking market for refined products are coastal, primarily NOC-owned integrated refinery/petrochemical facilities located in industrial clusters with low-carbon operations (e.g., electrified processes, low-carbon hydrogen and carbon capture and storage).16

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11 https://www.energy.gov/eere/bioenergy/biofuel-basics

12 See, e.g. https://theicct.org/publication/impact-renewable-diesel-us-jan22/ ("In practice, it seems highly unlikely that the full announced [renewable diesel] capacity expansion will be delivered. Limits on feedstock availability and limits on the support available for renewable diesel production from the RFS and other policies mean that the market will not support a 5 billion gallons industry as soon as 2024 (if ever). We expect that the next five years will see some projects delayed or cancelled, and some running far below nameplate capacity.")

13 https://www.marathonpetroleum.com/Operations/Renewable-Fuels/

14 https://investor.phillips66.com/financial-information/news-releases/news-release-details/2021/Phillips-66-Announces-Strategic-Investment-in-NOVONIX/default.aspx

15 Investor Presentation February 2022, p. 13 (https://s23.q4cdn.com/587626645/files/doc_downloads/2022/Investor-Presentation-February-2022.pdf)

16 https://www.woodmac.com/news/the-edge/what-different-scenarios-tell-us-about-the-future-of-oil-and-gas/

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Valero notes in its opposition statement: “We think it is unwise to issue proclamations about distant future performance when there cannot be a clear line of sight on the strategy to achieve such goals.” If Valero plans to grow its low-carbon fuels business as it claims, a scope 3 goal would not only seem achievable, it would also show a commitment to that part of the Company’s business. Valero’s reluctance to set scope 3 targets and more ambitious scope 1 and 2 targets calls into question the strength of its future commitment to low-carbon fuels, to driving innovation and to overall management of climate risk.

CONCLUSION

Vote “YES” on this Shareholder Proposal

As long-term investors in Valero Energy we are concerned that the Company is not adequately managing the risk that climate change poses to its core business of refining and selling fossil fuels. Without targets to ensure that it is reducing not only its operational emissions but also the emissions associated with its products, investors have no way to evaluate if the Company is taking advantage of opportunities to expand its investments in lower emissions alternatives and managing its long-term climate risk. Accordingly, investors are encouraged to vote “FOR” this proposal.

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